Filed by FS Specialty Lending Fund

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: New FS Specialty Lending Fund

File No. of Registration Statement: 333-286859

Urgent issue regarding your investment with FS Specialty Lending FundDear Shareholder,We have attempted to contact you regarding an important matter pertaining to your investment in FS Specialty Lending Fund.Please call 844-202-3147 (toll-free) immediately, Monday through Friday between the hours of 9:00 AM to 10:00 PM ET or Saturday and Sunday between the hours of 10:00 AM to 6:00 PM ET.This matter is very important but will take only a moment of your time.Thank you in advance for your assistance with this matter.Sincerely,FS Investments201 Rouse Boulevard Philadelphia, PA 19112